Exhibit 99.1

Neovasc Shareholders Approve Acquisition by Shockwave Medical

VANCOUVER, BC – March 6, 2023 – Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive devices for the treatment of refractory angina, is pleased to announce that its Shareholders (as defined below) have approved the previously-announced acquisition of all of the outstanding common shares of the Company (the “Shares”) by Shockwave Medical, Inc. (“Shockwave”) by way of a statutory plan of arrangement (the “Arrangement”) at the special meeting of Shareholders held today (the “Meeting”).

The special resolution approving the Arrangement was approved by: (i) 97.36% of the votes cast by the shareholders of the Company (the “Shareholders”) present in person or represented by proxy at the Meeting, and (ii) 97.21% of the votes cast by Shareholders, other than those Shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, present in person or represented by proxy at the Meeting.

The Arrangement remains subject to the approval of the Supreme Court of British Columbia (the “Court”) and the satisfaction or waiver of other customary closing conditions. The Court hearing for the final order to approve the Arrangement is scheduled to take place on March 9, 2023, and the completion of the Arrangement is expected to occur in March 2023, on a date to be determined. Until the closing of the Arrangement, the parties remain separate independent companies. Following completion of the Arrangement, the Shares will be delisted from the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”). An application will also be made for the Company to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement. The Company will also deregister the Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details regarding the Arrangement are set out in the Company’s management information circular dated February 3, 2023 which is available on Neovasc’s profile at www.sedar.com.

ABOUT NEOVASC

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc Reducer™, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is under clinical investigation in the United States, Canada, Israel, and Europe and for which activity has been indefinitely paused. The Company remains committed to the ongoing follow-up of patients in Tiara clinical trials and has paused all other Tiara activities. For more information, visit: www.neovasc.com.

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the proposed timing and completion of the Arrangement; the satisfaction of the conditions precedent to the Arrangement; timing, receipt and anticipated effects of Court and other consents and approvals. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks that a condition to closing of the Arrangement may not be satisfied; risks that Court or other applicable approvals for the Arrangement may not be obtained or be obtained subject to conditions that are not anticipated; risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Shares; risks relating to the possibility that the Company's Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Share price being volatile; risks relating to the Company's significant indebtedness and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of Shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators (copies of which may be obtained at www.sedar.com or www.sec.gov), whether because of new information, future events or otherwise, except as required by law.

Contacts

Investors:

Mike Cavanaugh

ICR Westwicke

Phone: +1.617.877.9641

Email: Mike.Cavanaugh@westwicke.com

Media:

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Email: Sean.Leous@westwicke.com

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